Exhibit 99.1

November 2, 2018

Fortis Inc. Reports Third Quarter 2018 Earnings

ST. JOHN'S, NEWFOUNDLAND AND LABRADOR - Fortis Inc. (TSX/NYSE:FTS)

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS), a leader in the North American regulated electric and gas utility industry, released its third quarter results today. The Corporation reported third quarter 2018 net earnings of $276 million, or $0.65 per common share.

"During the third quarter, all of our regulated utilities performed well and we made good progress towards completing our $3.2 billion capital plan for 2018," said Barry Perry, President and Chief Executive Officer, Fortis. "We recently announced a new plan that lifts our annual capital expenditures to approximately $3.5 billion per year over the next five years. Regulated investments in grid modernization, the delivery of cleaner energy and natural gas infrastructure are driving growth."

Reported Net Earnings
The Corporation reported third quarter net earnings attributable to common equity shareholders of $276 million, or $0.65 per common share, compared to $278 million, or $0.66 per common share, for the same period in 2017. On a year-to-date basis, net earnings attributable to common equity shareholders were $839 million, or $1.98 per common share, compared to $829 million, or $2.00 per common share, for the same period in 2017.

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Earnings per common share ("EPS") was comparable quarter over quarter. The third quarter of 2017 included the receipt of a $24 million break fee associated with the termination of the Waneta Dam acquisition.

•	Strong performance at the U.S. utilities during the third quarter of 2018 was driven by capital investment at ITC as well as favourable electricity sales at UNS Energy associated with weather.

•	The Canadian and Caribbean utilities also improved third quarter EPS, tempered by higher operating and interest expenses at FortisBC Energy in 2018.

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Other factors impacting the third quarter EPS included favourable foreign exchange offset by a higher weighted average number of common shares outstanding and a $5 million change in the unrealized net losses on mark-to-market of derivatives at the Aitken Creek natural gas storage facility quarter over quarter.

Adjusted Net Earnings1
Third quarter adjusted net earnings attributable to common equity shareholders were $276 million, or $0.65 per common share, compared to $254 million, or $0.61 per common share for the same period in 2017. This adjusts for the $24 million acquisition break fee received in the third quarter of 2017.

Year-to-date adjusted net earnings attributable to common equity shareholders were $809 million, or $1.91 per common share, compared to $794 million, or $1.92 per common share for the same period in 2017. This adjusts for a favourable one-time $30 million tax remeasurement in 2018, the $24 million acquisition break fee received in 2017, and an $11 million favourable settlement of matters pertaining to the Federal Energy Regulatory Commission ("FERC") ordered transmission refunds in 2017.

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1 Non-US GAAP Measures
Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("US GAAP") and may not be comparable to similar measures presented by other entities. Fortis calculated the non-US GAAP measures by adjusting certain US GAAP measures for specific items that management believes are not reflective of normal, ongoing operations of the business. Refer to the Financial Highlights section of the Corporation's Management Discussion and Analysis for further discussion of these items.

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Regulatory Proceedings
Fortis is focused on maintaining constructive regulatory relationships and outcomes across its North American utility group.

In August 2018 the Alberta Utilities Commission approved an allowed return on equity of 8.50% for FortisAlberta on a capital structure of 37% common equity for 2018 to 2020, unchanged from 2017.

On October 18, 2018, FERC issued an order in response to a third-party complaint challenging ITC's independence incentive adders that are included in transmission rates charged by ITC's Midcontinent Independent System Operator ("MISO") operating subsidiaries. The order reduced the adders to 0.25% effective April 20, 2018. On October 22, 2018, MISO filed a motion requesting an extension to January 17, 2019 to issue refunds.

Also, in October, FERC issued an order with respect to New England transmission owners' return on equity ("ROE") complaints. The order provides guidance on FERC's methodology for establishing ROEs, including addressing outstanding ROE complaints. Fortis views the new methodology to be generally constructive for transmission owners.

Execution of Growth Strategy and Outlook
Consolidated capital expenditures were $2.3 billion during the first nine months of 2018 and the Corporation remains on track to invest $3.2 billion in 2018. The five-year capital program for 2019 to 2023 is expected to be $17.3 billion, up $2.8 billion from the prior year's plan. Consolidated rate base is projected to increase from $26.1 billion in 2018 to approximately $32.0 billion in 2021 and $35.5 billion in 2023, translating into a three and five-year compound annual growth rate of 7.1% and 6.3%, respectively.

Beyond the base capital investment plan, Fortis continues to pursue additional organic growth as well as near and long-term development projects. Key development projects not yet included in the capital investment plan include a liquefied natural gas export terminal at the Tilbury facility in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the Big Chino Valley Pumped Storage project in Arizona.

"Our focus on sustainable investments in our existing utilities is driving visible rate base growth over the next five years supporting our 6% average annual dividend growth target through 2023," said Mr. Perry.

"In October we published our 2018 Sustainability Report, detailing our commitment to the environment, our governance practices, our people and our involvement in the communities where we live and work. Fortis continues to strengthen its commitment to sustainability and deliver on customer expectations for reliable, safe, cleaner energy," concluded Mr. Perry.

About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of $8.3 billion and total assets of $50 billion as at September 30, 2018. The Corporation's 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Teleconference to Discuss Third Quarter 2018 Results

A teleconference and webcast will be held on November 2 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Jocelyn Perry, Executive Vice President, Chief Financial Officer, will discuss the Corporation's third quarter 2018 results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until December 2, 2018. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 4019827.

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Forward-looking information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this media release reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the Corporation's forecast consolidated and segmented capital spending for 2018 and the five-year period from 2019 through 2023; the Corporation's consolidated forecast rate base for 2021 and 2023; the nature, timing, benefits and expected costs of capital projects and additional opportunities beyond the base capital plan; and targeted average annual dividend growth through 2023.

Forward-looking information involves significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward‑looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: reasonable decisions by utility regulators and the expectation of regulatory stability; the implementation of the Corporation's five-year capital expenditure plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; sufficient human resources to deliver service and execute the capital program; the realization of additional opportunities; the impact of fluctuations in foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Additional Information
This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
709.737.2900	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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